THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2003

MADECO INC.

(Translation of Registrant's Name into English)

URETA COX 930

SANTIAGO, CHILE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________.

This report consists of a press release announcing the participation of Madeco S.A. at the "Quiñenco Group Day" on October 16, 2003.

Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernández

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO S.A TO PARTICIPATE IN QUIÑENCO GROUP DAY

AT THE NEW YORK STOCK EXCHANGE

(Santiago, Chile, October 7, 2003) Madeco S.A. ("Madeco") (NYSE: MAD) announced that on October 16, 2003, it will participate in "Quiñenco Group Day at the New York Stock Exchange". The event will feature presentations from several Quiñenco group companies including:

    Quiñenco S.A. (NYSE: LQ)

Francisco Pérez Mackenna, Chief Executive Officer
    Banco de Chile (NYSE: BCH)

Pablo Granifo, Chief Executive Officer
    CCU S.A. (NYSE: CU)

Patricio Jottar, Chief Executive Officer
    Madeco S.A. (NYSE: MAD)

Jorge Tagle, Chief Financial Officer

    Telefónica del Sur S.A.

Luis Hernán Paúl, Member of the Board of Directors of Telefónica del Sur

The event, which is by invitation only, will take place from 12pm to 3pm. Following the event, the presentation will be available over the internet at www.madeco.cl.

If you have any questions or if you would like an invitation to the Quiñenco Group Day event, please direct all inquiries to i-advize Corporate Communications at (212) 406-3690.

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. The Company is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madeco S.A.

/s/ Jorge Tagle Ovalle

Jorge Tagle Ovalle
Chief Financial Officer

Date: October 07, 2003